

July 3, 2012

<u>Via E-mail</u>
Mr. Teodor Klowan, Jr.
Chief Financial Officer
ThermoEnergy Corporation
10 New Bond Street
Worcester, MA 01606

      Re: ThermoEnergy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed May 14, 2012
              File No. 033-46104-FW

Dear Mr. Klowan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief